CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:		
Broker-dealer 12b(1) fees	$	2,351,984
Consulting fees		17,748
Interest		505
Total		2,370,237
EXPENSES:		
Salaries		1,139,404
Insurance		129,443
Retirement plan contributions		67,936
Office rent		54,301
Travel and entertainment		39,627
Legal and professional fees		38,627
Conferences and seminars		34,799
Office supplies and expense		33,743
Payroll taxes		31,655
Telephone		22,287
Technology fees		12,707
Dues and subscriptions		10,977
Depreciation and amortization		9,056
Regional and state advisory committee expenses		7,429
Regulatory fees		6,094
Marketing		3,021
Contributions		2,185
Other		1,621
Total		1,644,912
NET INCOME	$	725,325

See notes to financial statements.